DXI Energy Spuds Key Well at Woodrush

VANCOUVER, BRITISH COLUMBIA, March 13, 2018 - DXI Energy Inc. (TSX: DXI) / (OTCQB: DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company focused in Colorado's Piceance Basin and the Peace River Arch region of Canada’s Western Sedimentary Basin, is pleased to provide an operational update for its Woodrush project in N.E.B.C.

“DXI is pleased to report that the Excalibur #10 rig has spud the first well of the 2018 exploration program at the Company’s 13,000 acre leasehold at Woodrush N.E.B.C. Ongoing directional drilling, casing and logging of this new well, known as B-100 is scheduled to be completed next week with results released shortly thereafter. After 10 months of project analysis and planning, we are driven by our final pre-stack, depth migrated 3D seismic data interpretation as it has identified the optimal bottom hole locations of multiple high impact drill targets on DXI leaseholds. Based upon the initial results, DXI and its partners will expand production with additional wells to test all indicated Halfway reservoirs, maximizing both netbacks and the internal rate of return available, utilizing current delivery infrastructure,” states Robert L. Hodgkinson, Chairman & CEO.

Woodrush Project: Legacy Operations

On a historical basis, initial oil pool discoveries were drilled at the Woodrush in 2008 and 2010, each commencing production at rates of approximately greater than 500 BOPD of light 42’ gravity crude and have produced over 675,000 barrels of oil since discovery and were still producing at a daily combined rate of 300 BOED through Q2 2017. The current production infrastructure, consisting of tanks, separators, line heaters, compressors, pumps, water injection facilities and pipe-lines has a production capacity of approximately 2,000 Barrels of oil and up to 3 MMCF of gas per day. New discoveries in this location will utilize this existing in-place infrastructure and transportation system to market new production in the most cost effective manner.

About DXI Energy Inc.: DXI Energy Inc. is an upstream oil and natural gas exploration and production company with producing projects in Colorado's Piceance Basin (24,407 net acres) and the Peace River Arch region in British Columbia (13,093 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The Company is currently publicly traded on the OTCQB (DXIEF) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:

DXI Energy Inc.:

Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations - New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com